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File pursuant to Rule 424(b)(3)
Registration No. 333-109171

Prospectus Supplement
(to Prospectus dated October 21, 2003)

GRIFFON CORPORATION
4.0% CONTINGENT CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2023

        This Prospectus Supplement supplements the Prospectus dated October 21, 2003 relating to $130,000,000 aggregate principal amount of our 4.0% Contingent Convertible Senior Subordinated Notes Due 2023 and the shares of our common stock into which those Notes are convertible.

        The following are the Selling Securityholders at the date of this Prospectus Supplement. We obtained the information about Notes beneficially owned and that may be offered by the Prospectus, and about shares of Common stock beneficially owned, from the individual Selling Securityholders. We have not attempted to verify that information.

Name of Selling Securityholder (1)	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered by This Prospectus	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(2)	Number of Shares of Common Stock Offered by This Prospectus(2)
Alpine Associates	$3,100,000	$3,100,000	128,470	128,470
Alpine Partners, L.P.	$400,000	$400,000	16,576	16,576
Black Diamond Convertible Offshore LC	$1,089,000	$1,089,000	45,130	45,130
Black Diamond Offshore Ltd.	$607,000	$607,000	25,155	25,155
Double Black Diamond Offshore LDC	$3,188,000	$3,188,000	132,117	132,117
Durango Investments L.P.	$5,000,000	$5,000,000	207,210	207,210
Grace Convertible Arbitrage Fund, Ltd.	$3,000,000	$3,000,000	124,326	124,326
Polaris Vega Fund L.P.	$1,000,000	$1,000,000	41,442	41,442
DBAG London	$66,900,000	$66,900,000	2,772,482	2,772,482
Deutsche Bank Securities Inc.	$50,000	$50,000	2,072	2,072
Any other holders of notes or shares of common stock issued on conversion of notes and future transferees, pledgees, donees and successors thereof (3)	$45,666,000	$45,666,000	$1,892,504	$1,892,504

Total	$130,000,000	$130,000,000	5,387,484(4)	5,387,484

(1)
Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements to this prospectus, if and when required.

(2)
Unless otherwise indicated, includes all shares of common stock issuable upon conversion of the notes and assumes a conversion price of $24.13 per share and a cash payment in lieu of any fractional share. However, this conversion price will be subject to adjustment as described under "Description of the Notes—Conversion Rights—Conversion Rate Adjustments." As a result, the number of shares of common stock beneficially owned prior to this offering and the number of shares of common stock offered hereby may increase or decrease in the future. Also assumes that the notes are convertible immediately. As described above under "Description of the Notes—Conversion Rights," the notes are convertible only in specified circumstances.

(3)
Information concerning other selling securityholders will be set forth in amendments or supplements to this prospectus, if required.

(4)
Assumes that any other holders of notes or shares of common stock issuable on conversion of notes and their respective transferees, pledgees, donees and successors do not beneficially own any common stock other than the common stock issued or issuable upon conversion of the notes.

November 4, 2003

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GRIFFON CORPORATION 4.0% CONTINGENT CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2023